8011-01p

SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34502; 812-15295

Morgan Stanley Pathway Funds;

February 10, 2022

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Section 15(c) of the Act.

Summary of Application: The requested exemption would permit a Trust's board of trustees (the "Board") to approve new sub-advisory agreements and material amendments to existing sub-advisory agreements without complying with the in-person meeting requirement of Section 15(c) of the Act.

Applicant: Morgan Stanley Pathway Funds (the "Trust").

Filing Dates: The application was filed on December 29, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on March 7, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESS: The Commission: Secretarys-Office@sec.gov. Applicants: John J. O'Brien, Esq., johnobrien@morganlewis.com.

FOR FURTHER INFORMATION CONTACT: Terri Jordan, Branch Chief, at (202) 551-3239 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' application, dated December 29, 2021, which may be obtained via the Commission's website by searching for the file number, using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary